Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Plan Administrator
Grey Wolf Drilling Company L.P. 401(k) Plan:
We consent to the incorporation by reference in the Registration Statement (File No. 333-65049) on Form S-8 of Grey Wolf, Inc. of our report dated June 29, 2007, relating to the statements of net assets available for benefits of Grey Wolf Drilling Company L.P. 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended, the supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2006 and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 Annual Report of Form 11-K of Grey Wolf Drilling Company L.P. 401(k) Plan.
/s/ KPMG LLP
Houston, Texas
June 29, 2007